UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rhymella, Inc.

Legal status of issuer
> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> June 15, 2016

Physical address of issuer
PO Box 600511, 897 Washington Street, Newtonville, MA 02460

Website of issuer
www.rhymella.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
00700046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the Offering a fee consisting of a 5.0% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of the funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd SAFE Units of the issuer that is equal to 2.0% (two percent) of the total number of Crowd SAFE Units sold by the issuer in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
April 30, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
0

	Most recent fiscal year-end (2017)	**Prior fiscal year-end (2016)**
Total Assets	$258.00	$96.00
Cash & Cash Equivalents	$258.00	$96.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$6,326.00	$1,129.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00

Taxes Paid	$0.00	$0.00
Net Income	-$5,929.00	-$1,129.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 8, 2018

FORM C

Up to $107,000.00

Rhymella, Inc.



Crowd SAFE (Simple Agreement for Future Equity) Units

     This Form C (including the cover page and all Exhibits attached hereto, the "Form C") is being furnished by Rhymella, Inc., a Delaware Corporation (the "Company" as well as references to "we", "us", or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd SAFE (Simple Agreement for Future Equity) Units of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $25,000.00 (the "Minimum Amount") and up to $107,000.00 (the "Maximum Amount") from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

     The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete an investor intake form and make a payment electronically on www.republic.co. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

     The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive a cash fee consisting of a 5.0% commission based on the amount of investments raised in this Offering and paid upon disbursement of funds from escrow at the time of closing, and 2.0% (two percent) of the Securities being issued in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual	$100.00	$5.00	$95.00

Purchase Amount			
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$107,000.00	$5,350.00	$101,650.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.rhymella.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act"), 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 8, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Exchange Act (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING
The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: www.rhymella.com.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Rhymella, Inc. (the "Company" or "Rhymella") is a Delaware corporation, formed on June 15, 2016.

The Company is virtually located, and can be reached at its mailing address: P.O. Box 600511, 897 Washington Street, Newtonville, MA 02460.

The Company's website is www.rhymella.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C, including the Exhibits attached hereto.

The Business

Rhymella is an automated platform for creating original, custom children's stories. Rhymella weaves user photos and specifics from a real-life experience into an imaginative story that features each child as the main character. The Company sells these stories as digital and hard-copy books.

The Offering

Minimum amount of Crowd SAFE (Simple Agreement for Future Equity) Units being offered	25,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if minimum amount reached)*	25,000
Maximum amount of Crowd SAFE (Simple Agreement for Future Equity) Units	107,000
Total Crowd SAFE (Simple Agreement for Future Equity) Units outstanding after Offering (if maximum amount reached)*	107,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	April 30, 2018
Use of proceeds	See the description of the use of proceeds on page 20 hereof.
Voting Rights	See the description of the voting rights on page 26 hereof.

* The quantity of Crowd SAFE Units represented above is not inclusive of the Units to be issued to the Intermediary as part of its commission as described on page 4 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on building the mobile application, launching the product and funding the sales/marketing rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately six months assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations and development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on June 15, 2016 and our principal product is still in development. Accordingly, we have little history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key service providers.
In particular, the Company is dependent on Megan McElroy Rzezutko and Kate Pentkowski, who are the Co-Founders and Directors of the Company. The Company may enter into employment agreements with Megan McElroy Rzezutko and Kate Pentkowski although there can be no assurance that it will do so or that they will continue to manage or otherwise be involved with the affairs of the Company for a particular period of time. The loss of Megan McElroy Rzezutko or Kate Pentkowski or any member of the board of directors, executive officer or key service provider could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with our consultants, co-founders and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Megan McElroy Rzezutko and Kate Pentkowski in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Megan McElroy Rzezutko or Kate Pentkowski die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Future product recalls or safety concerns could adversely impact our results of operations.
We may be required to recall certain of our products should they be mislabeled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. This risk is heightened due to the fact that the targeted end users of our products are children. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, trade secrets, confidentiality agreements with consultants, co-founders and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We may, in the future, depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.

We may depend upon the identification, investment in and license of our mobile app and associated products to brand partners for our revenues. If we are unable to enter into such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities in order to maintain sustainable revenue and growth.

Our future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

[Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers will require our products—particularly the Rhymella mobile app and our digital and hard copy photobooks— to perform at a high level, contain valuable features and be extremely reliable. Given the level of user-driven customization involved, the design of our products is sophisticated and complex, and the process for manufacturing, assembling and testing our products is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with ineffective or error-prone software, which may cause glitches or otherwise disrupt our photobook production process. As a result, our software would need to be repaired and the photobooks recreated. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring our principal product to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.]

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay delivery of completed products to us adversely affecting our business and results of operations.

The Company depends on the performance of carriers.

The Company distributes its products through cellular network carriers, many of whom distribute products from competing manufacturers.

Carriers providing cellular network service for iPhone typically subsidize users' purchases of the device. There is no assurance that such subsidies will be continued at all or in the same amounts upon renewal of the Company's agreements with these carriers or in agreements the Company enters into with new carriers.

Risks Related to the Securities

The Crowd SAFE (Simple Agreement for Future Equity) Units will not be freely tradable until one year from the initial purchase date. Although the Crowd SAFE (Simple Agreement for Future Equity) Units may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd SAFE (Simple Agreement for Future Equity) Units. Because the Crowd SAFE (Simple Agreement for Future Equity) Units have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd SAFE (Simple Agreement for Future Equity) Units have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFE (Simple Agreement for Future Equity) Units may also adversely affect the price that you might be able to obtain for the Crowd SAFE (Simple Agreement for Future Equity) Units in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon the Securities, this Offering, the Company or any security of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more of the Company's securities beneficially own up to 76% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an initial public offering ("IPO") or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR with updated financial statements and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Rhymella is an automated platform for creating original, custom children's stories. Rhymella weaves user-provided photos and specifics from a real-life experience into an imaginative story that features each child as the main character.

Business Plan
Writing an original story takes hours, days, even months. At the same time, feature content for stories is abundant and in need of a home. Think of the number of photos that sit on any iPhone. Best case scenario these end up in a photobook or even more rarely, are printed and framed. Rhymella is an automated storytelling platform that incorporates user content into original, personalized stories. "Rhymella v1" is Rhymella's principal consumer product. Through our free mobile app, Rhymella weaves the myriad photos taken of kids into imaginative stories that feature each child as the main character. The technology is template-based with the foundation for machine learning built-in. Specifically, Rhymella requests that users provide 8 photos and 2-3 user-specific details from a particular experience (trip to the beach, a baseball game, etc.) and weaves these into an original, personalized story. Rhymella v1 initially penetrates children's reading through direct-to-consumer book sales, then through brand partners.

Customers: Parents, grandparents, aunts, uncles, caregivers (i.e., anyone who spends time with and loves children) is a potential Rhymella customer. A Rhymella book is the perfect way to commemorate a family vacation at the beach, in a format where it will be enjoyed again and again. Each Rhymella book is a legacy keepsake. The activity of making a Rhymella book is an experience in of itself that loved ones can share together.

Brand partners: Brands are constantly looking for ways to craft a narrative to customers. Rhymella is a vehicle that can provide this narrative - through brand-sponsored books, experiences and partnerships.

Hardcopy and digital books will be sold one-off and via subscription models (one book/month). Rhymella plans to generate revenue from consumer book sales beginning in 2018. Rhymella's on-demand business model is asset-light and affords the Company a negligible carrying costs. The go-to-market strategy is a hybrid of grassroots efforts in conjunction with a PR campaign that includes social media ads, influencers, press and events. The majority of purchasing decisions for children's books is made via word of mouth. It is important to highlight that Rhymella is inherently set-up for multiple purchases, where each child builds an entire series of books starring him/her. Customer acquisition costs should decline as repeat customers become a larger portion of sales. Brand partners are a critical component to scaling the business - and an area where the Company has already begun to build relationships.

History of the Business

The idea for Rhymella was born while our CEO, Megan McElroy Rzezutko, was authoring one of several original, rhyming books for her son. Having spent days collecting photos and writing a rhyming, accompanying narrative, she was convinced that there must be a better way. Technology has come so far, why not use it to automatically author such keepsake stories for us?

The Company was incorporated on June 15, 2016, and has since partnered with leaders in technology and creative design to develop our differentiated product and user experience.

The Company's Products and/or Services

Product / Service	Description	Current Market
[Cooper]* and the Tall Talking Tree	A personalized children's book that incorporates photos from a visit to the park.	Grandparents, parents, aunts, uncles, caretakers, and anyone who spends time with children

*The name of each book will vary by customer.

Additional books will be released on a periodic basis. Our products are sold to the consumer directly through a free mobile app download.

Competition

The Company's primary competitors are personalized book publishers and digitally produced photo books.

Rhymella differentiates from other personalized book publishers, as each Rhymella book is authentically personalized with real life photos and unique details from a lived experience. Rhymella weaves real, lived experience into an imaginative, whimsical story. This compares to the existing personalized books which most often only incorporate generic details (i.e. name, birthday, etc.). Our marketing focus is to ensure that customers understand this key differentiation, as the market for personalized children's books is saturated and Rhymella is a new market concept.

Photo albums are another consideration as customers can simply upload photos from an experience into a digital album, and add their own narrative. However, Rhymella's product is thoughtfully designed to seamlessly weave real life images and details into a storybook, distinguishing it from a simple photo book. Rhymella is designed to be enjoyed repeatedly by kids again and again because of the storyline, the imaginative characters visually depicted, and the seamlessly incorporated photos of themselves - versus photo books, often with simply photos as the feature.

Supply Chain and Customer Base

Components essential to the Company's business are readily available via numerous print providers. The Company has identified several providers who offer services at competitive pricing which are under consideration. The Company's principal supplier has not yet been finalized, as it is dependent on which printer offers the most seamless API to feed into the mobile application - which is not built yet, pending campaign funding - and ultimately, at the best cost and quality.

The Company will enter into an agreement with a third-party developer to build the Rhymella app. The Company is considering several developers and will finalize this decision based on considerations of quality of work and value.

The Company does not yet have an existing customer base as the product is yet to be launched.

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87618093	Books	RHYMELLA	September 21, 2017	Awaiting Registration	US

Governmental/Regulatory Approval and Compliance
The Company is subject to U.S. copyright and privacy laws and regulations with respect to photographs and other personally identifying information provided by its customers.

Litigation
The company is not currently the subject of any litigation.

Other
The Company is virtually located, and can be reached at its mailing address: P.O. Box 600511, Newtonville, MA 02460. The Company has no additional addresses.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Technology Build	85.00%	$21,250.00	46.73%	$50,000.00
Intermediary Fee	5.00%	$1,250.00	5.00%	$5,350.00
Sales & Marketing	5.00%	$1,250.00	18.36%	$19,645.00
Campaign Costs	5.00%	$1,250.00	3.74%	$4,000.00
R&D/New Product	0.00%	$0.00	23.36%	$25,000.00
Admin Expenses / Short Term Debt	0.00%	$0.00	2.80%	$3,000.00
Total	100.00%	$25,000.00	100.00%	$107,000.00

The Company has absolute discretion to alter the use of proceeds as set forth above.

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due post-closing of the campaign.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Kate Pentkowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
VP of Product, Director and Co-Founder, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Associate Director, Danese Corey Gallery (April 2015 - Present). Responsibilities: Social media consultant and sales
Director of Development, Mulu (April 2011 - March 2015). Responsibilities: business development and partnerships

Education
BA, Middlebury College, Cum Laude
MA, Special Education, NYU

_____

Name
Megan McElroy Rzezutko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Director and Co-Founder, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Internal Consultant, HPE/HP (February 2013 – Present). Responsibilities: lead for various transformation programs.
Vice President, North Sky Capital/Piper Jaffray Private Capital (February 2010 – January 2013): Responsibilities: global business and product development for the CleanTech fund.
Research Analyst, Allen & Company (2008 – January 2010). Responsibilities: due diligence and research.

Education
BA, Middlebury College, Cum Laude

_____

Name
Richard Henkel

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, June 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Director, 247 Global LLC (2011 – Present). Responsibilities: Advise early stage companies.
Private Equity Portfolio Manager, Arizona State Retirement System (January 2007 – November 2010). Responsibilities: Founded and managed the private equity portfolio for the State of Arizona Retirement System.

Education
BA, Adelphi University, Magna Cum Laude
Penn State Executive Development Program, plus many other university and corporate training programs.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Kate Pentkowski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
VP of Product, Director and Co-Founder, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Associate Director, Danese Corey Gallery (April 2015 - Present). Responsibilities: Social media consultant and sales
Director of Development, Mulu (April 2011 - March 2015). Responsibilities: business development and partnerships

Education
BA, Middlebury College MA, Special Education, NYU
_____

Name
Megan McElroy Rzezutko

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Director and Co-Founder, May 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Internal Consultant, HPE/HP (February 2013 – Present). Responsibilities: lead for various transformation programs.
Vice President, North Sky Capital/Piper Jaffray Private Capital (February 2010 – January 2013): Responsibilities: global business and product development for the CleanTech fund.
Research Analyst, Allen & Company (2008 – January 2010). Responsibilities: due diligence and research.

Education
BA, Middlebury College, Cum Laude

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

Common Stock
The Company is currently authorized to issue ten million (10,000,000) shares of a single class of capital stock, par value of $0.0001 (the "Common Stock"). The Company has issued 9,898,570 shares of Common Stock to eight individuals, all subject to vesting schedules over four years, with a two-year cliff.

Upon inception, the Company's co-founders were issued 5,600,000 shares of Common Stock at par value, for the aggregate proceeds of $560.00, with vesting schedules over four years, with a two-year cliff. In 2016, the Company issued 148,570 shares of Common Stock at par value, for the aggregate proceeds of $14.86, to advisors with vesting schedules over four years, with a two-year cliff. As of December 31, 2016, no shares of Common Stock were vested, and 5,748,570 were subject to vesting.

In 2017, the Company issued an aggregate of 2,150,000 shares of Common Stock at par value, for the aggregate proceeds of $215.00, to four advisors/service providers with vesting schedules over four years, with a two-year cliff, and an additional aggregate of 2,000,000 shares of Common Stock at par value, for the aggregate proceeds of $200.00, to its co-founders, with vesting schedules over four years, with a two-year cliff. As of December 31, 2017, no shares of Common Stock were vested, and 9,898,570 remained subject to vesting.

As of the date of this Form C, there are no vested shares of Common Stock issued and outstanding and 9,898,570 shares remain subject to vesting.

Debt
From time-to-time, the co-founders have advanced the Company short-term loans. In aggregate, loans in the amount of $6,326 and $1,129 were outstanding as of December 31, 2017 and 2016, respectively. This amount was classified as current debt on the Balance Sheet.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $0. The Company has not conducted any third-party valuation or appraisal and has conducted only sweat equity sales of its securities to its founders and advisors. No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership
A majority of the Company is owned by its co-founders. Those people are Megan McElroy Rzezutko, and Kate Pentkowski.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Megan McElroy Rzezutko	45.46%
Kate Pentkowski	31.32%

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% of the Company if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
The Company intends to go-to-market via the mobile app in 2018 and begin generating revenue during 2018. The Company does not expect to achieve profitability in 2018 and intends to focus on scaling revenue.

Liquidity and Capital Resources
The Offering proceeds are essential to product launch. We plan to use proceeds to fund development of the mobile app, sales and marketing for product launch and base legal/copyright fees.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

The Company's average monthly burn rate is $7,500.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A. For additional information regarding the Company and its business plan, see the Company's executive summary and a transcript of the video posted on the Intermediary's website, attached hereto as Exhibit B and Exhibit C, respectively.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 Crowd SAFE Units for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by April 30, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, which the Company may extend in its sole discretion, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing an investor intake form and submitting payment on the Intermediary's website at www.republic.co. Purchaser funds will be held in escrow with Prime Trust, LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

Investor subscriptions are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
5.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents, available to Purchasers upon request, in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $4,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (a) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (b) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient resulting from dividing (x) the Company's current valuation immediately prior to the closing of the Liquidity Event by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the

"Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting Securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting Securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

The material terms of the Securities are as follows:

Voting and Control
The Securities have no voting rights at present or when converted.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that a future equity financing will dilute the ownership percentage that the Purchaser may eventually have in the Company. Notwithstanding the foregoing, the conversion price of the Securities may be based on the First Financing Price (regardless of when the Securities are actually converted), which may result in an anti-dilutive effect should the fair market value of the Securities upon conversion be greater than the First Financing Price.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

From time-to-time, the co-founders have advanced the Company short-term loans. In aggregate, loans in the amount of $6,326 and $1,129 were outstanding as of December 31, 2017 and 2016, respectively. This amount was classified as current debt on the Balance Sheet.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Megan McElroy Rzezutko
_____
(Signature)

Megan McElroy Rzezutko
_____
(Name)

Chief Executive Officer, Director and Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Megan McElroy Rzezutko
_____
(Signature)

Megan McElroy Rzezutko
_____
(Name)

Chief Executive Officer, Director and Co-Founder
_____
(Title)

February 8, 2018
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Kate Pentkowski
_____
(Signature)

Kate Pentkowski
_____
(Name)

Director, Co-Founder
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kate Pentkowski
_____
(Signature)

Kate Pentkowski
_____
(Name)

Director, Co-Founder
_____
(Title)

February 8, 2018
_____
(Date)

FINANCIAL STATEMENT CERTIFICATION

I, Megan McElroy Rzezutko, certify on behalf of Rhymella, Inc. (the "Company") that:

1. The financial statements of the Company included in this Form C are true and complete in all material respects; and

2. The tax return information of the Company included in this Form C reflects accurately the information reported on the tax return for the Company filed for the fiscal year ended 2016.

/s/ Megan McElroy Rzezutko
_____
(Signature)

Megan McElroy Rzezutko
_____
(Name)

Chief Executive Officer, Director and Co-Founder
_____
(Title)

February 8, 2018
_____
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Executive Summary
Exhibit C	Video Transcript

EXHIBIT A

Financial Statements

EXHIBIT B

Executive Summary

EXHIBIT C

Video Transcript

35

RHYMELLA, INC.

Unaudited Financial Statements for the Year

Ended December 31, 2017 and the Period from

June 15, 2016 (Inception) to December 31, 2016


RHYMELLA, INC.

BALANCE SHEET

As of December 31, 2017 and 2016

(Unaudited)


	2017	2016
TOTAL ASSETS		
Current Assets:		
Cash and cash equivalents	$258	$96
Total Current Assets	258	96
Non-Current Assets:		
Property and equipment, net	0	0
Total Non-Current Assets	0	0
TOTAL ASSETS	$258	$96
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Advances from stockholders	$6,326	$1,129
Accrued expenses	0	0
Total Current Liabilities	6,326	1,129
TOTAL LIABILITIES	6,326	1,129
Stockholders' Equity (Deficit):		
Common stock, 10,000,000 shares authorized, par value $0.0001; 9,998,570 and 6,557,140 shares issued and outstanding as of December 31, 2017 and 2016, respectively	1,000	656
Subscription receivable	(10)	(560)
Accumulated deficit	(7,058)	(1,129)
Total Stockholders' Equity (Deficit)	(6,068)	(1,033)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$258	$96


See accompanying notes to the financial statements.


RHYMELLA, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2017 and the Period from
June 15, 2016 (Inception) to December 31, 2016
(Unaudited)

	2017	2016
Revenues, net	$0	$0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating Expenses:		
General and administrative	5,929	1,129
Total Operating Expenses	5,929	1,129
Net Loss	$(5,929)	$(1,129)

See accompanying notes to the financial statements.

RHYMELLA, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
For the Year Ended December 31, 2017 and the Period from
June 15, 2016 (Inception) to December 31, 2016
(Unaudited)

| | Common Stock | | | | Total Stockholders' Equity (Deficit) |
	Shares	Common Stock	Subscription Receivable	Accumulated Deficit	
Balance as of June 15, 2016 (Inception)	0	$0	$0	$0	$0
Issuance of Common Stock	6,657,140	666	(570)	0	96
Net Loss	0	0	0	(1,129)	(1,129)
Balance as of December 31, 2016	6,657,140	666	(570)	(1,129)	(1,033)
Issuance of Common Stock, net	3,341,430	334	560	0	894
Net Loss	0	0	0	(5,929)	(5,929)
Balance as of December 31, 2017	9,998,570	$1,000	$(10)	$(7,058)	$(6,068)

See accompanying notes to the financial statements.

RHYMELLA, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017 and the Period from
June 15, 2016 (Inception) to December 31, 2016
(Unaudited)

Cash Flows From Operating Activities	2017	2016
Net Loss	$(5,929)	$(1,129)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	0	0
Changes in operating assets and liabilities:		
Increase (decrease) in advances from stockholders	5,197	1,129
Net Cash Used In Operating Activities	(732)	0
Cash Flows From Investing Activities		
Purchase of property and equipment	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
Proceeds from issuance of common stock, net	894	96
Net Cash Provided By Financing Activities	894	96
Net Change In Cash and Cash Equivalents	162	96
Cash and Cash Equivalents, at Beginning of Period	96	0
Cash and Cash Equivalents, at End of Period	$258	$96
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$0	$0
Cash paid for income taxes	$0	$0

See accompanying notes to the financial statements.
\

RHYMELLA, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2017 and the Period from
June 15, 2016 (Inception) to December 31, 2016
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

Rhymella, Inc. (which may be referred to as the "Company", "Rhyumella," "we," "us," or "our") incorporated on June 15, 2016 ("Inception") in the State of Delaware. The Company's headquarters is located in Newton, Massachusetts.

The Company provides an automated story-telling platform that weaves photos taken of kids into imaginative stories that feature each child as the star. Rhymella can be accessed via mobile app which guides users through steps to collect photos from a particular experience (i.e. going to the playground, trip to the beach, visiting the farm, afternoon at Grandma's). Rhymella then weaves this unique content into an original story.

Since inception, we have relied upon debt financing to fund operating losses. As of December 31, 2017, we had negative working capital and we will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Accounts Receivable

Accounts receivable are reported net of allowance for expected losses. It represents the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are charged to operations in the year in which those differences are determined, with an offsetting entry to a valuation allowance. As of December 31, 2017 and 2016, no revenue had been recognized.

Property and Equipment

Property and equipment, which includes computer equipment, are stated at cost.

Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the respective assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2016 as the Company incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating loss generated by the Company as of December 31, 2016.   The Company is taxed as a "S" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2016, the unrecognized tax benefits accrual was zero.

Revenue Recognition

We recognize revenue when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred; (3) the selling price is fixed or determinable; and (4) collectability is reasonably assured. Revenue, net of promotional discounts, is deferred at the time cash is collected and recognized at the time risk of ownership transfers to the customer.

Revenues are recognized when the risk of ownership and title passes to our customers, which is generally at the time of shipment in the wholesale channel and at the point of purchase in the retail and e-commerce channels, net of returns. Generally, we extend credit to our wholesale customers and do not require collateral.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification (ASC)

720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Sales Taxes

Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Shipping and Handling Costs

Shipping and handling costs are recorded as cost of revenue and amounts billed to customers for shipping and handling costs are recorded in revenue.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In May 2014, FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15 "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 –COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 4 – STOCKHOLDERS' DEFICIT

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001.

During 2016 the Company issued 6,657,150 shares of common stock at a price of $0.0001. During 2017, the

Company issued a net 3,341,430 shares of common stock at a price of $0.0001. The shares are subject to a repurchase agreement. The Company believes that the shares of common stock were issued at fair market value.

The Company reserves the right to repurchase the unvested common stock upon the stockholder ceasing to provide services to the Company at a price of $0.0001 per share. Shares vest at a rate of 50% on the second anniversary of the date of grant and 6.25% at the end of each successive three-month period that the stockholder continues to provide services to the Company. All shares will be vested as of the fourth anniversary of the date of grant.

NOTE 5 – INCOME TAXES

The Federal and state income tax returns for the Company for the year ended December 31, 2017 has not yet been filed. The returns have been filed for 2016. Once 2017 is filed, the return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The net operating loss generated during the years ended December 31, 2017 and 2016 will expire in 2037 and 2036, respectively.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances from Related Party

From time-to-time, the founders have advanced the Company short-term loans. In aggregate, $6,326 and $1,129 was advanced and outstanding as of December 31, 2017 and 2016, respectively. This amount was classified as current debt on the accompanying Balance Sheet.

NOTE 7 – GOING CONCERN

Since inception, we have relied upon debt financing to fund operating losses. As of December 31, 2017, we had negative working capital and we will incur additional costs prior to becoming profitable. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from its proposed Regulation Crowdfunding campaign and funds from revenue producing activities when such can be realized. There are no assurances that we will be able to raise capital on terms acceptable to us. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 8 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering up to 107,000 Simple Agreement for Future Equity ("SAFEs") for up to $107,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $25,000 in the Crowdfunded Offering and up to $107,000 maximum. The company must receive commitments from investors totaling the minimum amount by March 16, 2018 (the "Offering Deadline") in order receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc., dba Republic (the "Intermediary"). The Intermediary will be entitled to receive a 5% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January ____, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.



Company Name	Rhymella

Logo	

Headline	Original children's stories created on-demand, using photos from real life

Cover photo	



**Hero
Image**



Tags   Women Founders, Digital Media, B2C, Kids, Machine Learning

**Pitch
text**



Reimagine how stories are created
Original children's stories created on-demand, using the photos you take everyday

- Imaginative adventure stories, original to each child, based on real life experiences

- Automates the process of writing an original story

- $20m projected revenue from consumer books sales alone

- Licensing of Rhymella technology targets a +$200bn market for automated, personalized storytelling

- Sales of children's books at an all-time high (+550% children's book category vs. total book category growth)

- Children acquire more words when reading personalized content

THE PROBLEM

Storytelling is an ancient art, and the platforms for telling stories are ancient too. Writing an original story takes days, months or even years. At the same time, feature content for stories is abundant and in need of a home.

Think of the number of photos that sit on any iPhone. Never before in history has there been so much digital personal content. Best case scenario these end up in a photobook or even more rarely, are printed and framed, which is an arduous task at best.



What if technology could turn ubiquitous content into fun, authentically original stories?



MEET RHYMELLA


RHYMELLA

Rhymella applies automation to write original stories using content from real life. User photos and specifics from a particular experience are weaved into an original, imaginative story that features each child as the main character.


"To the park"
he exclaimed one day.
With MOM in tow,
he led the way.

Rhymella unlocks imaginative adventures from an everyday trip to the park, to a baseball game or afternoon at Disney (and everything in between).



THE STORY

Each Rhymella weaves content from a real-life experience into an imaginative adventure. See how photos and details from a regular trip to the park are transformed into an adventure with a tall-talking tree.


EXAMPLE STORY
HOW IT'S GENERATED
RED: Info taken from general profile created in the app
BLUE: Content uploaded by user
YELLOW: Story-specific content input by user
(Photo of child with happy face)
This is Cooper
(Photo of child walking outside)
"To the park" he exclaimed one day
With mom in tow, he led the way
(Rhymella image)
A band of birds flew through the air
Squirrels, flowers, chipmunks, what else could be there?
(Photo of child looking at tree)
He heard a soft whisper, "hey Cooper, it's me"
Who's talking? Incredible — it's a tall, talking tree!
(Rhymella image)
The mighty tree lifted him up to the top
And waltzed right past the gate, with no intention to stop
(Photo of mom - selfie closeup - looking excited/surprised)
Cooper's mom was scooped up by a bold evergreen
The trees marched to the road in an astonishing scene
(Rhymella image)
They danced down the street in a flash mob of sorts
The largest of its kind! according to reports
(Photo of child in front of house/apartment)
The parade circled all around Wellesley town
Then back at Cooper's house, the tree put him down
(Rhymella image)
"Trees dance in the daylight, at dusk and at dawn
No matter the place, the party goes on
(Rhymella image)
So when you're bored, scared or just feeling blue
Come see us and we'll dance with you"
(Photo of child with tree. Ideally hugging it.)
Cooper hugged the tree, arms wrapped around each end
What an adventure with his new tall tree friend
The mighty tree lifted him up to the top
and waltzed right past the gate,
with no intention to stop.

The possibilities for a Rhymella story are endless. ***An afternoon apple picking*** with grandma becomes a wild ride through an enchanted forest, complete with its many inhabitants. ***A summer afternoon at the beach*** is transformed into an aquatic adventure, where each star must team up with a gigantic crab to find treasure hidden in a sand castle. Or even something as simple as ***a snowy day***, turns into a magical game of tag with a singing snowman. New book release will coincide with the most popular kids' seasonal activities. Each Rhymella unlocks imagination with real life.

EVERYTHING YOU CAN
IMAGINE IS REAL.

PABLO PICASSO

LINKS TO SAMPLE BOOKS

ARTISTIC VERSION



CLASSIC VERSION



How it works

The Rhymella app walks users through a series of simple steps to collect content needed to make each storybook. The user interface is simple and easy. If the user has already taken photos, this can be done in less than 10 minutes. Alternatively, completing prompts on the app can be an experience in of itself, where kids embark on a Rhymella journey with parents/caregivers who walk them through each step.


RHYMELLA
PHOTO MAP
3
photo of Cooper close up
4
photo of Cooper at the park
5
photo of Cooper with hands in air
6
photo of Cooper's companion
complete
YOU'RE ALL DONE!
TAKE A PEAK
ANIMATION FLIPS THROUGH STORY BOOK LANDING ON A BEAUTIFUL SPREAD FEATURING COOPER, FRONT AND CENTER
CHOOSE A VISUAL STYLE FOR YOU STORY
ARTISTIC
CLASSIC
NEXT →

MARKET POTENTIAL

We project $20M in revenue in 4 years from consumer book sales. Books will be sold digitally and via hard-copy.


R

User retention and repeat purchases are inherent to the DNA of Rhymella — from the way books are released, to the simple fact that we're capitalizing on actions people are already doing every single day — taking photos of people they care about most.

Brand Partnerships

We will further monetize the Rhymella offering through partnerships, where brands sponsor new book releases and offer product in conjunction with live events and destinations (i.e. theme park, baseball game).


Hasbro
Curious George
THE HONEST CO.
MAJOR LEAGUE BASEBALL
SESAME STREET
WHOLE FOODS MARKET
DELTA
Disney
American Girl

Integrated Philanthropy

The mission of Rhymella is to tell each child's story. Our books organically promote individuality and foster self-esteem by featuring each unique and beautiful child in his or her own series of books.

We intend to serve all children, regardless of privilege. Our premium product and focus on accelerating profitability will afford us the means to invest in impactful partnerships with community-based literacy advocacy groups in the markets we serve. We pledge to give 1% of profits, product and time to such causes, and will increase this as our business expands.


readingpartners
one tutor. one child. infinite possibilities.
READ 718
Jumpstart
Children first.

USE OF FUNDS


APP DEVELOPMENT
MACHINE INTELLIGENCE CAPABILITY
MARKETING & BUSINESS DEVELOPMENT
COPYRIGHT & LEGAL

Future: Storytelling Algorithm

Rhymella technology will iterate towards our ultimate goal: ***a first-of-its kind algorithm that writes entirely original, personalized stories given a set of variables***. The technology will consider a set of user inputs to output an entirely new storybook, whose narrative and design is unlike any other that exists. Illustrative inputs will include: user-provided visual content (photos), a designated subject (princesses or dinosaurs) and reading-level (pre-K).



In education, this technology serves needs of personalized reading programs. EdTech is a $250bn market. Advertisers and publishers would leverage this to tell custom stories to engage each individual, unique customer, and represent a similar sized market.

Assuming 0.1% market penetration of EdTech alone yields $250M in revenue; a reasonable 4-year target post-commercial product launch. As a licensable program, gross margins for this piece will be in-line with other SaaS businesses at above 90%.


+$200 BILLION MARKET FOR AUTOMATED, PERSONALIZED STORY-TELLING
ADVERTISERS TELL CUSTOM STORIES TO EACH UNIQUE CUSTOMER
PUBLISHERS OFFER PERSONALIZED VERSIONS OF POPULAR BOOKS
SCHOOLS TEACH PERSONALIZED EXPERIENTIAL LEARNING PROGRAMS
Walt Disney
SCHOLASTIC
NYC
Department of Education

Co-founders



Megan McElroy Rzezutko, CEO

The idea for Rhymella was born while authoring one of several original, rhyming books for Megan's son, Charlie. Having spent days collecting photos and writing a rhyming narrative, she was convinced that there must be a better way. Technology has come so far, why not use it to automate creation of such keepsake stories for us. Megan has spent her career in technology and investments, both public and private. With Hewlett-Packard, Megan has worked as an internal Management Consultant focused on transformation initiatives. Prior to this, Megan was with private equity firm, North Sky Capital (former Piper Jaffray Private Capital group), where she led global business development and worked on due diligence efforts for the firm's CleanTech fund. Prior to North Sky, Megan was a Research Associate with Allen & Company. Before Allen & Co, Megan worked at UBS Investment Bank. She graduated Cum Laude from Middlebury with a double major in French & Political Science. Megan has spent her career identifying and capitalizing on opportunities for innovation in the marketplace - Rhymella falls right in this sweet spot.



Kate Pentkowski, VP Product

With a deep background in tech, design, and education, Kate was founding member and the Director of Business Development at Mulu, a technology platform built to automatically identify product mentions in text. She produced and handled strategic partnerships with major publishers, agencies, and brands, drove product development and oversaw Shopfeed, Mulu's consumer facing app, that Mashable called one of the "Top Startups to Watch at SXSW 2014". She has also spent over a decade working in the art world at various galleries in NYC. Other previous start-ups include Studio Door China, an online auction house built to expose Chinese Art to the international community and Art Speak China, a Wikipedia-like resource for Chinese art. She graduated cum laude from Middlebury College in 2003 with a degree in Art History & English. Kate holds a Masters Degree in Elementary Education and Special Education from NYU and feels strongly about the importance of differentiated reading in that context. She has a 1 year old son named George and a ka-gillion photos on her phone that need a home in Rhymella.



The time is *NOW* for Rhymella. Join us in revolutionizing the way we commemorate the adventures of childhood.

Invest in Rhymella

"The End" is just the beginning...



Team



| Megan McElroy Rzezutko | Co-Founder & CEO | Megan spent 10+ years in investments, both public and private with Piper Jaffray Private Capital/North Sky Capital, Allen & Company, and UBS; 5+ years in tech and management consulting, and is an avid writer of books for 3-year old son Charlie. |



| Kate Pentkowski | Co-Founder & VP of Product | Kate spent 15+ years in art/design, and 8+ years in tech startups including as Director of Development at Mulu and Shopfeed. She holds an MA in Special Education from NYU and can be found taking photos of son George, all over NYC. |



| Nasim Eftekhari | Technology Advisor | Nasim advises on technology strategy, with expertise in Artificial Intelligence and Innovation. Currently a Data Scientist with City of Hope cancer research center, Nasim previously co-founded AI company Aistra, which merged with Potentia Analytics. |

	Kevin Cimo	Creative Director	Kevin provides creative direction for the Rhymella brand and experience. Before co-founding Fair Folk, a design-driven creative agency, Kevin worked at Hill Holiday, Vitro, Connelly Partners, Winsper and Nail Communications.
	Jon Casey	Creative Director	Jon provides creative direction for the Rhymella brand and experience. Before co-founding Fair Folk, a design-driven creative agency, Jon worked at Hill Holiday, Arnold Worldwide, and SapientNitro (now SapeintRazorfish).
	Amy Cohn	Advisor	Amy was previously Exec Director for Apps & Emerging Platforms at Sony Pictures Entertainment, Head of Product at Oprah.com, Head of Product at Disney, ABC TV Networks. Mentor for Disney, Cedars-Sinai and Los Angeles Techstars Accelerators.
	Richard Henkel	Board Member & Advisor	Richard established and ran the Arizona State Retirement System's Private Equity Program. While at ASRS he was on many Private Equity Fund Advisory Boards. Prior to this, he was a key executive with Grumman Corp & Northrop Grumman Inc.
	William B. Richards	Advisor	Bill is a seasoned investment professional with 40+ years of experience in the global financial industry. He serves as a Director and/or Senior Advisor at the Jamestown Foundation, the Cerebral Palsy Americas Research Foundation and Rhymella.

Perks

$100	Early access to beta launch
$250	1 digital Rhymella + early access beta launch
$500	3 month Rhymella digital subscription + early access beta launch
$1,000	9 month Rhymella digital subscription + early access beta launch
$2,500	12 month Rhymella digital subscription + early access beta launch
$5,000	1 hard copy Rhymella + 12 month Rhymella digital subscription + early access beta launch
$10,000	seat on advisory board + 1 hard copy Rhymella + 12 month Rhymella digital subscription + early

access beta launch

FAQ

What is Rhymella?

Rhymella is an automated platform for creating original, custom children's stories. Rhymella weaves user photos and specifics from a particular experience into an imaginative story that features each child as the main character.

Rhymella unlocks imaginative adventures from an everyday trip to the park, to a baseball game or afternoon at Disney (and everything in between). For example, photos from an everyday trip to the park are become an unexpected encounter with a tall talking tree who scoops up each child to join in a tall tree parade!

We've partnered with the best creatives in the business, and leaders in cutting edge machine intelligence, to bring Rhymella to life.

How do I create a Rhymella book?

The Rhymella app walks you through a series of simple steps to collect content needed to make each storybook. The user interface is simple and easy. If you have already taken photos, this can be done in less than 10 minutes. The prompts will ask you to upload 8 photos and answer 2-3 questions from real life. These custom details are then weaved into an imaginative storybook.

Do I have to have taken the pictures in advance?

No. Completing prompts on the app can be an experience in of itself, where kids embark on a Rhymella journey with parents/caregivers who walk them through each step... But, of course, you can also use photos you've already taken!

What if I don't have all the photos the app asks for?

No problem! There are several options.

Each of the photo prompts asks for 2 types of photos: a more **specific photo** that is frequently taken at each experience (i.e. playing in the sand while at the beach) or a more **general photo** option that will work well with the story (i.e. child smiling)

If you don't have the specific photo, you can:
- Select the more general photo option
- Save the story, and come back later when you have the specific photo
- Opt to use a default photo provided by Rhymella

Do I have to create the Rhymella on my phone?

Yes, Rhymella is offered solely via mobile phone app. The intent for Rhymella is to make story-creation as easy and simple as possible. Since the majority of photos are taken on smartphones, it is intended to be complementary to the process.

Can I share a preview of my book?

Absolutely! There will be social share buttons for facebook and instagram. Share away!

What makes you better vs. competition?

Embedded in each Rhymella story are special moments from our children's lives. Each edition is a snapshot in time. In contrast to a simple scrapbook, kids want to read Rhymellas again and again. And when compared to the largely unoriginal personalized books in print today, Rhymella is authentically more personalized - both visually and through the narrative.

When do you expect to raise additional funding?

We expect to go to market sometime this summer and raise a Series A during the 4th quarter of 2018. If our plans change, we will let our investors know.

Rhymella Video Transcript

(Megan) The idea for Rhymella was born when I was creating a book for my 3-year old son, Charlie. Each a year, I write at least one book about Charlie and his life. It takes days to decide which milestones to highlight, aggregate accompanying photos and then write a narrative to go with it that rhymes. The problem is it just takes too long. The process itself is frustrating. And the output, while special, is mediocre aesthetically.

At the same time, technology has come incredibly far – it can diagnose patients, compose music, drive me to the store. I thought, there must be an application for it here in storytelling and storymaking. How can we use technology to automate creation of original stories? So that anyone can write an authentically original story for kids, featuring them and their wonderful life adventures.

(Kate) When Megan approached me about Rhymella, I was pregnant with my first child. And when George was born, I realized pretty quickly like any new parent, just HOW many photos you're taking everyday… At best you post them here or there, or you enjoy them on your phone. If you have the time or the energy you make a photo book - sits on a coffee table and is looked at occasionally. So the question became what is an authentic and easy way to engage with this content that was literally at our fingertips.

(Megan) Rhymella is an automated platform for creating original, custom children's stories. Rhymella weaves in user photos and details from a real-life experience into an imaginative story that features each child as the main character. For example, an ordinary trip to the park becomes an exciting encounter with a tall talking tree. Each Rhymella commemorates the adventures of childhood in way that is novel, easy, imaginative and beautiful. We've partnered with the best creatives in the business, and leaders in machine intelligence, to bring Rhymella to life.

(Jon) We were really excited to get involved with this project. As creatives who are also dads, we are constantly reading to our kids and it's something that was always in the back of our minds that we talked about getting involved in. So when this opportunity came up it was perfect.

(Kevin) One of the biggest challenges that we faced with the Rhymella platform was trying to figure out how to get user generated photos into these books while maintaining complete control over the end product.

(Jon) Especially when working the average parent's photos that tend to not be professional photographs. Being able to change those photos and seamlessly integrate them into a beautiful book is what we wanted to do.

(Kate) Rhymella stories are all around. They are an afternoon apple picking, they are a day at the beach.... they are something as simple as building a snowman to something more magical like a trip to Disney which can then be enjoyed for years to come. … which touches on larger point: the potential for brand partnerships are truly endless.

(Jon) One of the coolest things about the Rhymella platform is in the end you are left with this beautiful book starring your kid. Kids love seeing themselves, so I really wasn't surprised after reading this to my son that it quickly became his favorite book.

(Kate) User retention is inherent to the DNA of Rhymella -- you're always doing something with your kids and you're always taking photos of it. I think about if I had something like this from my father or grandfather. To be able to read that to my child – you can't put a price on that.

(Megan) Ultimately, our mission is to tell each child's story. Rhymella authentically promotes individuality and fosters self-esteem by featuring each unique child in his or her own series of books. We intend to serve all children, regardless of privilege. Our premium product and focus on accelerating profitability will afford us the means to invest in impactful partnerships with community-based literacy groups.

The time is now for Rhymella. Join us in revolutionizing how stories are created. "The End" is just the beginning...